Ronald K. Clark Vice President & Controller	701 Ninth Street, NW Washington, DC 20068 202-872-2249

June 1, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549-0404

Attention:	Andrew Mew
Robert Babula
Donna DiSilvio

Re:	Pepco Holdings, Inc.
Potomac Electric Power Company
Delmarva Power & Light Company
Atlantic City Electric Company
Forms 10-K for the year ended December 31, 2009
Filed February 25, 2010
File Nos. 1-31403, 1-01072, 1-01405, and 1-03559

Dear Ladies and Gentlemen:

We are in receipt of your recent comment letter dated May 20, 2010.

This letter is submitted by Pepco Holdings, Inc. to document the discussion held with Robert Babula, Staff Account in your office, on Wednesday, May 26, 2010.  In our discussion, Robert approved PHI providing you with a response to your comments not later than close of business on Friday, June 18, 2010.  We appreciate Robert’s assistance with this timing matter.

If you have any questions regarding this letter, please do not hesitate to call me at 202-872-2249.

    Sincerely,

    /s/ Ronald K. Clark
    Ronald K. Clark
    Vice President and Controller